Exhibit 1.01
Cardinal Health, Inc.
Conflict Minerals Report
For the 2023 Reporting Period
Introduction
As used in this report, "Cardinal Health," "we," "our," "us" and similar pronouns refer to Cardinal Health, Inc. and its consolidated subsidiaries at the end of 2023, unless the context indicates otherwise. "Conflict minerals" (or “3TG”) are defined as columbite-tantalite (coltan), cassiterite, gold, and wolframite and the derivatives tantalum, tin, and tungsten.
Cardinal Health is a global healthcare services and products company providing customized solutions for hospitals, healthcare systems, pharmacies, ambulatory surgery centers, clinical laboratories, and physician offices. We provide medical products and pharmaceuticals and cost-effective solutions that enhance supply chain efficiency.
During 2023, we managed our business in two segments: Pharmaceutical and Medical. Our Pharmaceutical segment distributed branded and generic pharmaceutical, specialty pharmaceutical, and over-the-counter healthcare and consumer products in the United States. This segment also provided services to pharmaceutical manufacturers and healthcare providers for specialty pharmaceutical products, operated nuclear pharmacies and radiopharmaceutical manufacturing facilities, provided pharmacy management services to hospitals and operated a limited number of pharmacies, including in community health centers, and repackaged generic pharmaceuticals and over-the-counter healthcare products.
Our Medical segment manufactured and sourced Cardinal Health branded general and specialty medical, surgical, and laboratory products and devices. The Medical segment also distributed a broad range of medical, surgical, and laboratory products known as national brand products and provided supply chain services and solutions to hospitals, ambulatory surgery centers, clinical laboratories, and other healthcare providers in the United States and Canada and assembled and sold sterile and non-sterile procedure kits. Through at-Home Solutions, this segment also distributed medical products to patients' homes in the United States. The Medical segment, through its Wavemark division, also provided an automated technology platform for inventory management.
Our Pharmaceutical segment, which generated approximately 93% of our consolidated revenue for our fiscal year ended June 30, 2023, did not have any in-scope products under the 3TG Rule (as defined below). Accordingly, most of our business activities did not come within the scope of the 3TG Rule.
In January 2024, we announced a change in our organizational structure and have re-aligned our reporting structure under two reportable segments, effective January 1, 2024: the Pharmaceutical and Specialty Solutions segment and the Global Medical Products and Distribution ("GMPD") segment. All remaining operating segments that are not significant enough to require separate reportable segment disclosures are included in Other. Changes with respect to the new reporting structure are:
•Pharmaceutical and Specialty Solutions segment: This reportable segment is comprised of all businesses formerly within our Pharmaceutical segment except Nuclear and Precision Health Solutions.
•GMPD segment: This reportable segment is comprised of all businesses formerly within our Medical segment except at-Home Solutions and OptiFreight® Logistics.
•Other is comprised of the remaining operating segments: Nuclear and Precision Health Solutions, at-Home Solutions, and OptiFreight® Logistics.
Pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 and Form SD (together, the "3TG Rule"), this Conflict Minerals Report describes, for the period from January 1, 2023 to December 31, 2023 (the "2023 Reporting Period"), our reasonable country of origin inquiry ("RCOI") and the measures we have taken to exercise due diligence on the source and chain of custody of the 3TG contained in, and necessary to the functionality or production of, the products that we manufactured or contracted to manufacture during the 2023 Reporting Period.
In-Scope Products and Our Supply Chain
We assessed all product lines manufactured or contracted to be manufactured by us in the 2023 Reporting Period to determine whether they potentially contained necessary 3TG. Through the assessment process, our product teams determined that certain product lines manufactured or contracted to be manufactured by our former Medical segment (collectively, the "Products"), including RFID enabled inventory management cabinets and wands, negative pressure wound therapy devices, and enteral feeding, electrode, and thermometry product lines, contained necessary 3TG for the 2023 Reporting Period.
Our supply chains are complex and fragmented. As a “downstream” company, we are many tiers removed in the minerals supply chain from smelters and refiners (collectively, "SORs") that process the 3TG found in the Products, with many intervening third parties between the original sources of 3TG and us.
Reasonable Country of Origin Inquiry
As required by the 3TG Rule, we conducted a good faith RCOI regarding the 3TG in materials, components, and finished goods supplied to us that relate to the Products. The RCOI was designed to determine whether any of the 3TG originated in the Democratic Republic of the Congo or its adjoining countries (collectively, the “Covered Countries”) and was not from recycled or scrap sources. Selected elements of our RCOI process are described below.
•With the assistance of a third-party vendor with expertise in supply chain traceability (the "Vendor") and a Software as a Service ("SaaS") platform for tracking, we engaged 20 potentially in-scope suppliers to collect information regarding the presence and source of 3TG in the Products. These suppliers were asked to create a profile on the Vendor's SaaS platform and complete an online questionnaire based on the Responsible Minerals Initiative's ("RMI's") Conflict Minerals Reporting Template (“CMRT”). The CMRT is an internationally recognized standardized reporting form developed by the RMI that requests, among other things, information regarding the SORs that processed the 3TG in the supplier’s products, the country of origin of that 3TG, and the supplier’s compliance program. The RMI is a cross-industry organization that provides resources, tools, and information to help companies source minerals conflict-free, including a list of conformant SORs, and manages the Responsible Minerals Assurance Process (the “RMAP”). The RMAP assessment employs a risk-based approach to validate SORs' company-level management processes for responsible minerals procurement.
•The SaaS platform generated automated reminders for unresponsive suppliers. When suppliers were unresponsive to the reminders generated from the SaaS platform, the Vendor or our employees followed up with personalized emails and offered assistance and further information about the requirements of the 3TG Rule and our compliance expectations.
•The Vendor identified and followed up on incomplete or contradictory answers submitted by suppliers and encouraged them to re-submit with corrected information.
•Where suppliers identified SORs in their responses, the Vendor verified whether the listed entities matched known SORs and SORs that conform to the RMI's RMAP assessment protocols. The RMAP uses an independent third-party assessment of SOR management systems and sourcing practices to validate conformance with RMAP standards. Our suppliers identified a total of 354 known SORs, of which, as of March 29, 2024, 224 were listed by the RMI as being “conformant” and 10 were listed as being “active” in the conformance assessment process. The majority of the responses we received were prepared at a company level, meaning that they covered all the supplier’s products and not just those that the supplier sold to us. Based on this reporting, we were not able to determine with certainty whether the identified SORs processed the 3TG contained in the Products. In addition, given the complexity of the supply chain, suppliers may not have identified all the SORs in their supply chains.
Based on our RCOI, we have reason to believe that at least some of the 3TG contained in the Products may have originated in the Covered Countries and may not be from recycled or scrap sources. Accordingly, we exercised due diligence on the source and chain of custody of the 3TG.
Due Diligence
The due diligence measures described below were designed to conform, in all material respects, with the applicable portions of the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplements for tin, tantalum and tungsten and gold (Third Edition) (the "OECD Guidance"). The OECD Guidance identifies five steps for due diligence that should be implemented and provides specific guidance with respect to each step. We developed our due diligence measures utilizing the OECD-aligned RMI model to address each of these five steps and to help ensure that the 3TG in the Products is responsibly sourced. These measures considered the OECD Guidance’s recommendations for companies in the downstream segments of the supply chain, which typically are several tiers removed from, and have no direct relationships with, SORs. The following discussion addresses each of the five steps in turn.
1.    Establish Company Management Systems
We have implemented a 3TG compliance program (the “Program”) with the following attributes:

Policy Statement
We have adopted a Conflict Minerals Policy (the "Policy") that sets forth the expectation that our suppliers source materials from suppliers that also source responsibly, including from conflict-free mines in the Covered Countries. The Policy is available on our website at https://www.cardinalhealth.com/en/about-us/environmental-social-governance/policies-and-principles.html. Information contained on our website is not incorporated by reference into this report or the Form SD.
The Policy states that we expect suppliers to be aware of the requirements of the 3TG Rule and other 3TG legislation and to respond in a timely manner to our requests for information. As stated in the Policy, we do not embargo sourcing from the Covered Countries and encourage our suppliers to continue to source responsibly from those countries.
Program Management

The Corporate Environmental, Social, and Governance ("ESG") team oversees the Program. This team, which manages supplier due diligence with respect to environmental and social issues, reports up to our senior leadership.

Control Systems and Supply Chain Transparency
As discussed above, the Vendor facilitates supplier engagement and assists us in collecting, analyzing, verifying, and storing supplier-provided data and performing due diligence for the Program. With the assistance of the Vendor, we contacted and solicited information from suppliers concerning the usage and source of 3TG, using the RMI-aligned approach and questions based on RMI's CMRT.
Our Vendor Code of Conduct requires suppliers to comply with the Policy, including working with their suppliers to identify the source and chain of custody of any 3TG contained in their products. Under the Vendor Code of Conduct, suppliers must agree to cooperate with us in connection with any inquiries or due diligence that we choose to perform with respect to such 3TG. The Vendor Code of Conduct is available on our website at https://www.cardinalhealth.com/en/about-us/environmental-social-governance/policies-and-principles.html.
The Vendor and SaaS provider maintain records of product and supply chain information collected through the due diligence activities carried out under the Program. Documentation is retained for at least five years in an electronic database.
Supplier Engagement
In support of our Policy, we have incorporated 3TG compliance provisions into the standard terms of our Medical segment's supplier agreement template. As discussed above, we also address 3TG compliance in the Policy and the Vendor Code of Conduct. Both documents are distributed to suppliers and publicly available on our website.
Grievance Mechanism
We have a dedicated email address for reporting questions or concerns relating to our Policy or Program to a Cardinal Health representative. The email address is conflict_minerals@cardinalhealth.com. In addition, we have a business conduct line that provides a mechanism for anyone to anonymously report conduct they know or suspect is in violation of Cardinal Health guidelines or policies, including any concerns related to the 3TG supply chain. The contact information for this mechanism is found in our Standards of Business Conduct, which is available on our website at https://www.cardinalhealth.com/en/about-us/who-we-are/ethics-and-compliance.html.
2.    Risk Identification and Assessment in the Supply Chain
Risks are identified by the Vendor's software based on “red flag” criteria established for supplier responses, including the submission of responses to questions based on RMI's CMRT where there were incomplete or contradictory answers. These risks are addressed in the first instance by the Vendor's staff, who contact the supplier, gather pertinent data, and perform an assessment of the supplier’s 3TG sourcing risk. The results of the Vendor’s outreach campaign and review of supplier responses, including the Vendor’s risk assessment, are communicated to our senior leadership.
Possible sourcing risks are identified by assessing the due diligence practices of SORs listed in our suppliers' responses. The Vendor determines whether each SOR identified in a supplier response is conformant by reviewing the identified SORs against the lists of conformant SORs published by the RMI. SORs classified as actively pursuing conformant status under the RMAP also are identified.
Additionally, through the Vendor, we evaluate the strength of our suppliers' 3TG due diligence and supply chain control programs, further assisting us in identifying supply chain risk. The criteria used to evaluate the program strength of our suppliers includes reviewing whether the supplier has a 3TG policy, whether it has implemented due diligence measures for conflict-free sourcing, whether it verifies due diligence information from its suppliers, and whether its verification process includes corrective action management.
3.    Risk Response Strategy
Together with the Vendor, we have developed processes to assess and respond to risks in 3TG sourcing.
The Vendor or our employees made escalating contacts with unresponsive suppliers, emphasizing the importance of their response and their required cooperation for compliance with the 3TG Rule. When SORs determined to be of higher risk are reported on a CMRT by one of the suppliers surveyed, we seek to mitigate risk by requesting, through the Vendor, that the supplier take its own risk mitigation actions.
If we have reason to believe that a supplier is using 3TG from sources that may support conflict in the Covered Countries, we will seek to encourage it to establish an alternative source of 3TG that does not support such conflict. In addition, suppliers are guided to the Vendor's learning platform for educational materials on mitigating the risk of SORs on the supply chain.

The Vendor also directly contacts SORs that are not currently enrolled in the RMAP to encourage their participation and gather information regarding each SOR's sourcing practices.

In addition, under our Vendor Code of Conduct, if we determine or believe at any time that a supplier has failed to comply with the standards set forth in the Vendor Code of Conduct, including those with respect to 3TG, we have the right to cease the purchase of the supplier's products without liability or obligation.
We address identified risks on a case-by-case basis. This flexible approach enables us to tailor the response to the risks identified.
4.    Audits of Due Diligence Practices of SORs
We do not have a direct relationship with SORs and do not perform or direct SOR audits. Instead, we rely on internationally recognized assessment programs, such as the RMAP, that facilitate and confirm independent third-party audits of SORs’ supply chain due diligence practices.
5.    Annual Public Reporting on Supply Chain Due Diligence
We report annually on our supply chain due diligence by filing a Form SD and a Conflict Minerals Report with the U.S. Securities and Exchange Commission. We have published our Conflict Minerals Report for the 2023 Reporting Period on our website at https://www.cardinalhealth.com/en/about-us/environmental-social-governance/policies-and-principles.html.
Due Diligence Results
Survey Results
For the 2023 Reporting Period, we received responses from all surveyed suppliers. Responses were reviewed and validated as discussed earlier in this report.
Smelters and Refiners
Notwithstanding our due diligence, we did not conclusively determine the country of origin of, or facilities used to process, the necessary 3TG in the Products for the 2023 Reporting Period. Thus, SOR information we received from our suppliers may not be relevant to the Products and may identify SORs that are not actually in our supply chain. In addition, a majority of suppliers indicated that they received incomplete information from their suppliers and, therefore, could not provide a comprehensive list of all SORs in their supply chains.
A total of 354 known SORs were identified by suppliers. As of March 29, 2024, 224 of these SORs, or 63%, were listed as conformant and 10, or 3%, were listed as active by the RMI. Additional information concerning the identified SORs is provided below.

Metal	Known SORs (Total)	Active SORs (Total)	Conformant SORs
			Total	% of Known SORs
Gold	176	5	90	51%
Tantalum	36	1	33	92%
Tin	88	3	67	76%
Tungsten	54	1	34	63%
Total	354	10	224	63%

We note the following in connection with the information contained in the foregoing table:
a.The known SORs listed in the table were identified by our suppliers as potentially being part of our 2023 supply chain. However, as noted earlier in this Conflict Minerals Report, the SORs listed above were not necessarily SORs in our 2023 supply chain.
b.SOR status information in the table is as of March 29, 2024.
c.A SOR is a “known SOR” if it is listed on the Smelter Look-up tab list of the CMRT.
d.“Active” means that the SOR is a known SOR and is currently engaged in the RMAP but a conformance determination has yet to be made.
e.“Conformant” means that a SOR is a known SOR and was listed as RMAP conformant by the RMI and successfully completed an assessment against the applicable RMAP standard or an equivalent cross-recognized assessment. Included SORs were not necessarily conformant for all or part of 2023 and may not continue to be conformant for any future period. The RMI notes on its website that the operational impacts of the COVID-19 pandemic have led to postponements of some RMAP assessments. The RMI website also notes that, due to the eligibility criteria for an RMAP assessment, SORs are sometimes removed from the conformant list because they are no longer operational and not because they are non-conformant to the standard.
f.SOR status reflected in the table is based solely on information made publicly available by the RMI, without independent verification by us.
The table below provides information on the SORs included in the table above that are believed to source in whole or in part from a Covered Country. We are unable to determine specifically the countries of origin of the 3TG in our products. Accordingly, the 3TG in our products may not have originated in a Covered Country or a particular Covered Country. The information summarized below was furnished by the Vendor based on supplier submissions. Some of the identified SORs also may have sourced in whole or in part from recycled or scrap sources.

Metal	Believed to Potentially Source From a Covered Country
	Total SORs Potentially Sourcing from a Covered Country ("Total SORS")	Total SORS as % of Known SORs	% of Total SORs that are Conformant
Gold	32	18%	53%
Tantalum	20	56%	95%
Tin	10	11%	70%
Tungsten	15	28%	87%
Total	78	22%	73%
Cardinal Health's efforts to determine the mine or location of origin of the necessary 3TG in the Products with the greatest possible specificity consisted of the implementation of the Program and other due diligence measures described above in this Conflict Minerals Report.
Additional Risk Mitigation Steps
Since the filing of our Conflict Minerals Report last year, we have continued to utilize our vendors' expertise in supplier surveys and supply chain traceability, which considers improvements in broader industry practice.

Forward-Looking Statements

This report includes forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties, such as whether industry organizations and initiatives remain effective as a source of external support to us in the 3TG compliance process. Forward-looking statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to any historical or current fact. Forward-looking statements can also be identified by words such as “expects,” “plans,” “intends,” “will,” “may,” and similar terms and include statements reflecting future results or guidance and statements of outlook. These matters are subject to risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, or implied. Forward-looking statements are not guarantees of future performance. We assume no obligation to revise or update any forward-looking statements for any reason, except as required by law. Subsequent events may affect our future determinations under the 3TG Rule.